New York | Los Angels
7 Times Square, New York, NY 10036 Tel 212-421-4100 Fax: 212-326-0806	www.pryorcashman.com

M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

October 1, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

	Re:	InterCloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.) Registration Statement on Form S-1 File No. 333-185293

Dear Ms. Ransom:

Confirming the telephone conversation earlier today of Eric Hellige of this office with Mr. Scott Anderegg, on behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), and with reference to the above referenced Registration Statement on Form S-1 (the “Form S-1”), the Company hereby withdraws its acceleration request, dated September 27, 2013, in which the Company requested acceleration of the effectiveness of the Form S-1 at 4:30 p.m. EST today.

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours, /s/ M. Ali Panjwani M. Ali Panjwani

cc:           Mr. Mark Munro